BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

24 November 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp **Sarah Hunter**
Head of Investor Relations

dlw 12/2

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 24 November 2004

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

Immediate Release

BAA board change

Following the announcement of his appointment as Chairman of WH Smith plc, Robert Walker has indicated his intention to step down from the BAA board in February 2005, at the time he starts his position with WH Smith.

Marcus Agius, Chairman of BAA, said:

"I would like to thank Robert for his contribution to BAA. We all wish him well for the future in his new role."

For further information on BAA plc see www.baa.com

Enquiries: Duncan Bonfield, BAA plc Tel: + 44 (0)20 7932 6831

Note to editors:

Robert Walker joined the BAA board in May, 2004, when he was Chief Executive of Severn Trent plc. WH Smith is a business partner of BAA Retail.

News release

Heathrow Gatwick Stansted Glasgow Edinburgh Aberdeen Southampton

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
email newsdesk@baa.com www.baa.com